SAMSON OIL & GAS REPORTS 2,936 BOEPD FROM GENE 1-22H

Denver 1700 hours April 18th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) provides operational advice on the Gene 1-22H well located in Williams County, North Dakota.

Gene #1-22H (30.6% working interest)

The initial flow back results which emerged from the Gene #1-22H pointed to a sand plug having developed within the well bore. This conclusion came from the observation that the Easter Sunday rate of 1,112 BOEPD rate from the toe end of the well was not surpassed when the balance of the frac job had been completed.

In order to rectify this situation a work over rig was brought in, and using a snubbing unit, the frac plugs were drilled and residual frac sand was removed. An immediate large pressure response was observed when a plug near the heal of the well was drilled, indicating the existence of this blockage. The incidence of sand plugs occurring in these frac jobs is not an unusual occurrence as the residual frac sand drops out of the flow stream as the stream flows through the limited diameter frac plug.

In the eight hour period following the completion of the clean out operation the well flowed at an average rate of 2,406 BOPD and 3,180 MSCFD for a combined rate of 2,936 BOEPD. The current operation is running a tubing string after which the well will be placed into production.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,295 million ordinary shares issued and outstanding, which would be the equivalent of 64.7 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.66 per ADS on April 16th 2010 the company has a market capitalization of approximately US$ 42.7 million.  Correspondingly, based on the ASX closing price of A$0.034 on April 16th, 2010, the company has a market capitalization of A$ 44.0 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.